Via Facsimile and U.S. Mail
Mail Stop 6010

March 13, 2008

Mr. Richard P. Lindsay
VP, CFO, Secretary & Treasurer
Bentley Pharmaceuticals, Inc.
Bentley Park
2 Holland Way
Exeter, New Hampshire 03833

Re: Bentley Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 15, 2007
File No. 1-10581

Dear Mr. Lindsay:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief